SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934

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[ ] Soliciting Material Pursuant to § 240.14a-11(c) or § 240.14a-12

TENET HEALTHCARE CORPORATION

(Name of Registrant as Specified in Its Charter)

TENET SHAREHOLDER COMMITTEE, L.L.C.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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TENET HEALTHCARE CORPORATION
2000 ANNUAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED BY THE
TENET SHAREHOLDER COMMITTEE, L.L.C.

The undersigned hereby appoints M. Lee Pearce, M.D. and Michael E. Gallagher, and each of them, as attorneys and agents with full power of substitution as proxy of the undersigned at the 2000 Annual Meeting of Shareholders of Tenet Healthcare Corporation (“Tenet” or the “Company”), to be held at 9:30 a.m. local time on October 11, 2000, at the Regent Beverly Wilshire Hotel in Beverly Hills, California, or at any postponement or rescheduling, and to vote all shares of common stock of Tenet Healthcare Corporation that the undersigned would be entitled to vote if personally present. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.

THE TENET SHAREHOLDER COMMITTEE RECOMMENDS VOTING FOR M. LEE PEARCE, M.D., MICHAEL E. GALLAGHER, AMBASSADOR JOSEPH M. RODGERS, AND CLAIRE S. FARLEY. (Ms. Farley to serve only if four director positions are subject to election at the Annual Meeting.) The Committee makes no recommendation on Proposals 2 and 3.
VOTING

[X] PLEASE MARK YOUR VOTES AS IN THIS EXAMPLE

1.
Election of the following nominees to the Board of Directors:

M. Lee Pearce, M.D.	Michael E. Gallagher	Ambassador Joseph M. Rodgers	Claire S. Farley

[ ] Vote For All Nominees	[ ] Withhold Authority to Vote for All Nominees	[ ] Exceptions

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE “EXCEPTIONS” BOX AND STRIKE A LINE THROUGH THAT NOMINEE’S NAME.)

2.
Proposal to approve the Tenet Healthcare Corporation Second Amended and Restated 1994 Directors’ Stock Option Plan.

For [ ]	Against [ ]	Abstain [ ]

3.
Proposal to ratify the selection of KPMG LLP as independent auditors for the fiscal year ending May 31, 2001.

For [ ]	Against [ ]	Abstain [ ]

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED HEREIN. WHERE NO VOTING INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR M. LEE PEARCE, M.D., MICHAEL E. GALLAGHER, AMBASSADOR JOSEPH M. RODGERS, AND CLAIRE S. FARLEY (Ms. Farley to serve only if four director positions are subject to election at the Annual Meeting), and will abstain with respect to Proposals 2 and 3.

In their discretion, Dr. Pearce and Mr. Gallagher are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment, postponement or rescheduling, about which the shareholders were not made aware within a reasonable time before this solicitation.

Please date and sign this proxy exactly as your name appears hereon:

Dated: ______________________________, 2000

(Signature)

(Signature, if held jointly)

(Title)

When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

   PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE PROVIDED.